AB 3/10

SECURIT. 08029417)N
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67446

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACCESSALPHA WORLDWIDE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1603 Orrington Avenue
(No. and Street)

Evanston (City) IL (State) 60201-5000 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert R. LeClercq III 847/475-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flax and Company, P.C.
(Name – *if individual, state last, first, middle name*)

2200 Bouterse Street (Address) Park Ridge (City) IL (State) 60068 (Zip Code)

SEC Mail Processing Section
MAR 03 2008
Washington, DC 104

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/21

OATH OR AFFIRMATION

I, Robert R. LeClercq,III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AccessAlpha Worldwide, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

"OFFICIAL SEAL"
Freddi L. Greenberg
Notary Public, State of Illinois
My Commission Exp. 07/25/2009

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCESSALPHA WORLDWIDE, LLC

DECEMBER 31, 2007

TABLE OF CONTENTS

PAGE

FLAX AND COMPANY, P.C.

ACCOUNTING AND CONSULTING

2200 BOUTERSE AVENUE
PARK RIDGE, ILLINOIS 60068

telephone: 847.696.4888
facsimile: 847.696.1546

To the Members
AccessAlpha Worldwide, LLC
Evanston, Illinois 60201

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements on pages 3-10 in the Financial and Operational Combined Uniform Single Report Part IIA of AccessAlpha Worldwide, LLC. (an Illinois limited liability company) as of December 31, 2007 and for the year then ended. These statements are the responsibility of the management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements on pages 3-10 are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the information therein of AccessAlpha Worldwide, LLC as of December 31, 2007 and for the year then ended in conformity with U.S. generally accepted accounting principles.

Flax and Company, P.C.

FLAX and COMPANY, P.C.

February 22, 2008

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: AccessAlpha Worldwide, LLC [13]

SEC FILE NO.: 8-67446 [14]

FIRM I.D. NO.: 142279 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1603 Orrington Avenue [20]
(No. and Street)

Evanston [21] IL [22] 60201-5000 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/07 [24]

AND ENDING (MM/DD/YY): 12/31/07 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Robert R. LeClercq III [30]

(Area Code) — Telephone No.: 847/475-6000 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [ ] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 28th day of February 2008

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ____________________
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Flax and Company, P,C. [70]

ADDRESS

2200 Bouterse Street [71]	Park Ridge [72]	IL [73]	60068 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- ☐ Certified Public Accountant [75]
- ☐ Public Accountant [76]
- ☐ Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AccessAlpha Worldwide, LLC | N3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/07 [99]
SEC FILE NO. 8-67446 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 36,588	200			$ 36,588	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivable from non-customers		355	2,304	600	2,304	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	5,953	680	5,953	920
11. Other assets		535	10,961	735	10,961	930
12. TOTAL ASSETS	$ 36,588	540	$ 19,218	740	$ 55,806	940

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AccessAlpha Worldwide, LLC — as of 12/31/07

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	13,536 [1155]	[1355]	13,536 [1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	9,859 [1205]	[1385]	9,859 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 23,395 [1230]	$ [1450]	$ 23,395 [1760]

Ownership Equity		Total
21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 ($ [1020])	32,411 [1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury		16 ([1796])
24. TOTAL OWNERSHIP EQUITY		$ 32,411 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 55,806 [1810]

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AccessAlpha Worldwide, LLC as of 12/31/07

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 32,411	3480
2.	Deduct ownership equity not allowable for Net Capital			[19] (-0-)	3490
3.	Total ownership equity qualified for Net Capital			32,411	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-0-	3520
	B. Other (deductions) or allowable credits (List)			-0-	3525
5.	Total capital and allowable subordinated liabilities			$ 32,411	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 19,218	3540		
	B. Secured demand note delinquency	-0-	3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges	-0-	3600		
	D. Other deductions and/or charges	-0-	3610	(19,218)	3620
7.	Other additions and/or allowable credits (List)			-0-	3630
8.	Net capital before haircuts on securities positions			[20] $ 13,193	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$ -0-	3660		
	B. Subordinated securities borrowings	-0-	3670		
	C. Trading and investment securities:				
	1. Exempted securities	[18] -0-	3735		
	2. Debt securities	-0-	3733		
	3. Options	-0-	3730		
	4. Other securities	-0-	3734		
	D. Undue Concentration	-0-	3650		
	E. Other (List)	-0-	3736	(-0-)	3740
10.	Net Capital			$ 13,193	3750

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AccessAlpha Worldwide, LLC as of 12/31/07

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line ~~10~~ 18)	$	1,560	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	8,193	3770
15. Excess net capital at 1000% (line 10 less 10% of line ~~19~~ 18)	$	10,853	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	23,395	3790
17. Add:						
A. Drafts for immediate credit	$	-0-	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	-0-	3810			
C. Other unrecorded amounts (List)	$	-0-	3820	$	-0-	3830
18. Total aggregate indebtedness				$	23,395	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	1.77	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	-0-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

The accompanying notes are as integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AccessAlpha Worldwide, LLC

For the period (MMDDYY) from 01/01/07 [3932] to 12/31/07 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions	25		3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups	26		3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		222,500	3995
9. Total revenue	$	222,500	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		30,000	4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		2,500	4195
15. Other expenses		175,289	4100
16. Total expenses	$	207,789	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	14,711	4210
18. Provision for Federal income taxes (for parent only)	28		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4338]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	14,711	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	(15,383)	4211

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AccessAlpha Worldwide, LLC

For the period (MMDDYY) from 01/01/07 to 12/31/07

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 36,748	4240
A. Net income (loss)			14,711	4250
B. Additions (Includes non-conforming capital of	$	4262)	25,362	4260
C. Deductions (Includes non-conforming capital of	$	4272)	44,410	4270
2. Balance, end of period (From item 1800)			$ 32,411	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AccessAlpha Worldwide, LLC as of 12/31/07

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335]		4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

The accompanying notes are an integral part of these financial statements.

ACCESSALPHA WORLDWIDE, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 14,711
Adjustments to Reconcile Net Income or (Loss) to Net Cash Provided or (Used) by Operating Activities:	
(Increase) Decrease in Operating Assets:	
Depreciation and Amortization	9,435
Other assets	(1,335)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable and Accrued Expenses	9,859
Due to non-customers	13,536
Net Cash (Used) by Operating Activities	46,206
CASH FLOWS FROM INVESTING ACTIVITIES:	
Additions to property and equipment	(8,022)
Acquisitions of Goodwill	(5,126)
Additions to member capital	25,362
Net Cash (Provided) by Investing Activities	12,214
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions To members	(44,410)
Net Increase in Cash	14,010
Cash and Cash Equivalents, Beginning of Year	22,578
Cash and Cash Equivalents, End of Year	$ 36,588

Supplemental Disclosures

1. The Company considers all investments having a maturity of less than 90 days to be "cash equivalents."
2. The Company paid no interest expense during the year ended December 31, 2007.
3. The Company paid no income taxes during the year ended December 31, 2007.

The accompanying notes are an integral part of these financial statements

NOTE A – ORGANIZATION

AccessAlpha Worldwide LLC (the "Company") was organized in Delaware on June 26, 2006. The Company operates from one location in Evanston, Illinois, providing marketing services to investment managers. They operate as a limited broker-dealer engaged in marketing, as an agent and intermediary, for funds offering a diversified range of investment strategies by investment advisors and investment managers not affiliated with the Company.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Overall Accounting Method

The Company maintains books and records using its tax basis method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the period reported. Actual results could differ from those estimates. Estimates are used when accounting for long-term contracts, allowances for uncollectable accounts receivable, taxes and contingencies among others.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the MACRS method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. When items of equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Advertising

The Company's policy is to expense advertising costs as incurred. For 2007 the amounts expensed were $1,808.

NOTE C - INCOME TAXES

The Company, with the consent of its members, elected under the Internal Revenue Code to file tax returns as a partnership. The members of an LLC are taxed on their proportionate share of the Company's taxable income. Therefore, no liability or provision for federal income taxes has been included in these financial statements. The Company is subject to state income taxes.

NOTE D – CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of FINRA, and as such, is required to maintain a net capital of $5,000. Net capital of the Company at December 31, 2007 was $13,193. The minimum capital requirements may effectively restrict the withdrawal of Company equity.

NOTE E – LEASE OBLIGATIONS

The Company has entered into an agreement to lease facilities for their company office. The lease term is five (5) years. There is one renewal options for three additional years. The lease is dated in December, 2007 and commences on April 1, 2008. The lease also requires the tenant to pay its proportionate share of the increase in real estate taxes and operating expenses over the base year 2008.

Approximate future minimum lease payments are as follows:

2008	45,675
2009	62,727
2010	64,609
2011	66,547
2012 and beyond	85,679

In addition the Company is obligated under an equipment lease dated February 13, 2007 and expiring on May 13, 2009. Future minimum payments in 2008 are $ 12,370 and in 2009 $ 4,123.

NOTE F – REVENUE CONCENTRATION

The company's revenue is derived from marketing services to three (3) investment managers. As of December 31, 2007 all revenue has been derived from non refundable fixed fees. Additional fees are to be generated through performance. Each relationship is automatically renewable unless terminated by either party with not less than 90 days notification.

ACCESSALPHA WORLDWIDE, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE G – CREDIT RISK –

The Company acts as an introducing broker to other investment managers and does not take possession of any investor funds or securities in connection with acting as a selling or placement agent. The Company has no exposure to credit risk associated with the nonperformance of the parties in fulfilling any contractual obligations pursuant to securities transactions. The Company does not anticipate nonperformance by any of the parties.

NOTE H – CAPITAL TRANSACTIONS –

The Company, on October 29, 2007, admitted an additional member with a .5% membership interest. On October 31, 2007, the company acquired all of the membership interest of Thomas Harrison for his investment of $36,000 plus any 2007 allocable income. Any excess amount paid has been recorded as Goodwill and is reflected in these financial statements.

NOTE I – SUBSEQUENT EVENT

On January 1, 2008 a new member was admitted adding $65,000 of additional capital. It is the intention of the Company to use the additional capital in current operations and to fund expansion.

NOTE J – AUDITED NET CAPITAL COMPUTATION

Audited Net Capital at December 31, 2007 was $ 13,193

SUPPLEMENTAL INFORMATION

AUDITORS' REPORT ON INTERNAL CONTROL

To the Members
AccessAlpha Worldwide, LLC
Evanston, Illinois

We have audited the statements on pages 3-10 in the Financial and Operational Combined Uniform Single Report Part IIA of AccessAlpha Worldwide, LLC as of December 31, 2007 and for the year then ended, and have issued our report thereon dated February 22, 2008.

As part of our audit, we made a study evaluation of the internal control structure to the extent we considered necessary to evaluate the structure as required by generally accepted auditing standards. Under those standards, the purpose of such evaluations are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to assist the auditor in planning and performing the audit of the financial statements.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal control should not exceed the benefits derived and also recognizes that evaluation of these factors necessarily requires estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion.

Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our audit of the financial statements made in accordance with U.S. generally accepted auditing standards, including the study and evaluation of the Company's internal control structure that was made for the purpose set forth in the first paragraph of this report, would not necessarily disclose all weaknesses in the system because it was based on selective tests of accounting records and related data. During our review of the control structure we did not become aware of any material weaknesses.

The foregoing conditions were considered in determining the nature, timing an extent of audit tests to be applied in our audit of the financial statements, and this report of such conditions does not modify our report dated February 22, 2008 on such financial statements.

Flax and Company, P.C.

Flax and Company, P.C.

February 22, 2008

END